                                   FORM 10-Q

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

(Mark One)

[ X ]          QUARTERLY REPORT PURSUANT TO SECTION 13 or 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the Quarterly Period Ended March 31, 1997

                                       or

[   ]          TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period ______________ to ______________


                        Commission file number 33-72594
                               (formerly 0-21594)

                        MFS COMMUNICATIONS COMPANY, INC.
             (Exact name of registrant as specified in its charter)


                Delaware                               47-0714388
        (State of Incorporation)            (I.R.S. Employer Identification No.)

11808 Miracle Hills Drive, Omaha, Nebraska               68154
(Address of principal executive offices)              (Zip Code)


                                  402-231-3000
                        (Registrant's telephone number,
                              including area code)


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.     Yes   X        No
                                                   ---           ---

                 MFS Communications Company, Inc. is a wholly-owned subsidiary of WorldCom, Inc., and there is no market for the registrant's common stock. As of May 1, 1997, there was 1 share of the registrant's sole class of common stock outstanding.

                 The registrant meets the conditions set forth in General Instruction H(1)(a) and (b) of Form 10-Q, and is therefore filing this form with the reduced disclosure format.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES


                                                                                 Page
                                                                                 ----
                  PART I - FINANCIAL INFORMATION

Item 1.   Financial Statements Re the Three Months
          Ended March 31, 1997

          Consolidated Statement of Operations                                     1
          Consolidated Balance Sheets                                              2
          Consolidated Statement of Changes in Stockholder's Equity                3
          Consolidated Statement of Cash Flows                                     4
          Notes to Consolidated Financial Statements                               5

          Financial Statements Re the Three Months
          Ended March 31, 1996

          Consolidated Statement of Operations                                     8
          Consolidated Statement of Changes in Stockholders' Equity                9
          Consolidated Statement of Cash Flows                                    10
          Notes to Consolidated Financial Statements                              11

Item 2.   Management's Discussion and Analysis of
            Financial Condition and Results of Operations                         12


                   PART II - OTHER INFORMATION
                   ---------------------------


Item 6.   Exhibits and Reports on Form 8-K                                        16

Signature                                                                         18

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                  (unaudited)

(DOLLARS IN THOUSANDS)
-------------------------------------------------------------------------------
Revenue                                              $ 425,935

Costs and expenses:
     Cost of sales                                     203,965
     Depreciation and amortization                     150,981
     General and administrative expenses               151,675
                                                     ---------
                                                       506,621
                                                     ---------

Loss from operations                                   (80,686)

Other income (expense):
     Interest income                                     8,983
     Interest expense                                  (28,327)
     Other                                               3,126
                                                     ---------
         Total other income (expense)                  (16,218)
                                                     ---------

Loss before income taxes                               (96,904)
Income tax benefit                                      14,712
                                                     ---------
Net loss                                             $ (82,192)
                                                     =========
-------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      MARCH 31,       DECEMBER 31,
                                                        1997             1996
                                                    ------------    ------------
                                                    (UNAUDITED)
       ASSETS
       ------
Current assets:
    Cash and cash equivalents                       $     49,804    $    209,324
    Marketable securities                                 57,079         772,510
    Accounts receivable                                  379,406         317,774
    Costs and earnings in excess of billings on
      uncompleted contracts                               84,278          95,328
    Subordinated demand promissory note from
      Worldcom                                           302,946            --
    Prepaid expenses and other current assets            139,912          87,636
    Deferred income taxes                                  8,210          13,372
                                                    ------------    ------------
       Total current assets                            1,021,635       1,495,944
Networks and equipment, at cost                        2,139,998       1,892,523
    Less accumulated depreciation
     and amortization                                     64,345            --
                                                    ------------    ------------
       Networks and equipment, net                     2,075,653       1,892,523
Goodwill, net                                          8,434,075       8,333,669
Other assets, net                                        574,090         699,714
Deferred income taxes                                    229,194         128,479
                                                    ------------    ------------
       Total assets                                 $ 12,334,647    $ 12,550,329
                                                    ============    ============

    LIABILITIES AND STOCKHOLDER'S EQUITY
    ------------------------------------

Current liabilities:
    Current portion of notes payable
      and long-term debt                            $     12,707    $     12,596
    Current portion of capital lease
     obligations                                           5,453           5,549
    Accounts payable                                     325,832         459,958
    Accrued costs and billings in excess of
      revenue on uncompleted contracts                    60,669          53,880
    Accrued compensation                                  19,631          17,491
    Other current liabilities                            239,139         165,491
                                                    ------------    ------------
       Total current liabilities                         663,431         714,965
Notes payable and long-term debt,
  less current portion                                 1,412,843       1,477,670
Capital lease obligations, less current portion           30,119          31,046
Other liabilities                                         25,385          25,573
Minority interest                                         12,750          13,489
Commitments and contingencies (Note 8)
Stockholder's equity:
    Common stock, $.01 par value.  Authorized
       and issued 1 share                                   --              --
    Additional paid-in capital                        12,440,918      12,440,918
    Deferred charge                                      (11,668)        (13,332)
    Foreign currency adjustment                          (16,939)           --
    Accumulated deficit                               (2,222,192)     (2,140,000)
                                                    ------------    ------------
       Total stockholder's equity                     10,190,119      10,287,586
                                                    ------------    ------------
       Total liabilities and stockholder's equity   $ 12,334,647    $ 12,550,329
                                                    ============    ============
-------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                             (DOLLARS IN THOUSANDS)

                                     Additional                      Foreign
                        Common         Paid-in       Deferred        Currency      Accumulated
                        Stock          Capital        Charge        Adjustment       Deficit           Total
---------------------------------------------------------------------------------------------------------------
Balance at
   January 1, 1997   $       --     $ 12,440,918   $    (13,332)   $       --      $ (2,140,000)   $ 10,287,586
Amortization of
   deferred charge           --             --            1,664            --              --             1,664
Foreign currency
   adjustment                --             --             --           (16,939)           --           (16,939)
Net loss                     --             --             --              --           (82,192)        (82,192)
                     ------------   ------------   ------------    ------------    ------------    ------------
Balance at
   March 31, 1997    $       --     $ 12,440,918   $    (11,668)   $    (16,939)   $ (2,222,192)   $ 10,190,119
                     ============   ============   ============    ============    ============    ============
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                  (unaudited)

(DOLLARS IN THOUSANDS)
------------------------------------------------------------------------------
Cash flows from operating activities:
         Net loss                                             $  (82,192)
         Adjustments to reconcile net loss to net cash
         used in operating activities:
           Depreciation and amortization                         150,981
           Non cash interest expense                              25,888
           Other                                                    (941)
           Changes in assets and liabilities,
             net of effects of acquisitions:
               Accounts receivable and other current assets      (78,102)
               Other liabilities                                 (58,560)
                                                              ----------
             Net cash used in operating activities               (42,926)
                                                              ----------

Cash flows from investing activities:
         Purchases of networks and equipment                    (264,687)
         Proceeds from maturities and sales of
           marketable securities                                 704,095
         Advances to affiliates                                 (317,120)
         Additions to deferred costs and other                    (6,004)
         Payments related to WorldCom merger                    (138,867)
                                                              ----------
             Net cash used in investing activities               (22,583)
                                                              ----------

Cash flows from financing activities:
         Payments on long term debt                              (94,011)
                                                              ----------
             Net cash used in financing activities               (94,011)
                                                              ----------
Net change in cash and cash equivalents                         (159,520)
Cash and cash equivalents at beginning of period                 209,324
                                                              ----------
Cash and cash equivalents at end of period                    $   49,804
                                                              ==========
-------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.





Supplemental schedule of non cash financing and investing activities.

The Company capitalized non-cash interest expense of $2,868 in the three months ended March 31, 1997, on network construction projects.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       THREE MONTHS ENDED MARCH 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  ORGANIZATION:

         The consolidated financial statements include the accounts of MFS Communications Company, Inc. ("MFS"), and its majority-owned subsidiaries (the "Company"). Effective at 11:58 p.m. on December 31, 1996 ("Inception"), WorldCom, Inc. ("WorldCom") acquired the Company pursuant to the merger (the "Merger") of HIJ Corp., a wholly-owned subsidiary of WorldCom, with and into MFS. Upon consummation of the Merger, the Company became a wholly-owned subsidiary of WorldCom. Pursuant to the merger agreement, each share of the Company's common stock was converted into the right to receive 2.1 shares of common stock of WorldCom, and each share of the Company's Series A and Series B Preferred Stock was converted into the right to receive one share of WorldCom Series A and Series B Preferred Stock, respectively. Upon the Merger the capital structure of the Company consists of one share of common stock which is owned by WorldCom and constitutes all of the issued and outstanding capital stock.

         The acquisition of the Company has been accounted for by WorldCom using the purchase method. The results of applying that method have been pushed down into the Company's financial statements at the date of the Merger. Accordingly, the consolidated balance sheet as of December 31, 1996 reflects the allocation of the purchase price to the Company's assets and liabilities based upon their estimated fair values. The purchase price allocation for the Merger was based on estimates and WorldCom will make the final purchase price allocation based upon final values for certain assets and liabilities. As a result, the final purchase price allocations may differ from the presented estimate. The excess of cost over the fair value of net tangible assets, identifiable intangible assets and in-process research and development of the Company has been recorded as goodwill. The value assigned to the in-process research and development has been charged to expense in the consolidated statement of operations for the period ended December 31, 1996. The results of operations, changes in stockholder's equity and cashflow information for the three months ended March 31, 1997 reflect activity subsequent to the WorldCom acquisition.

2.  BASIS OF PRESENTATION:

         The consolidated balance sheet of the Company at December 31, 1996 was obtained from the Company's audited balance sheet as of that date. All other financial statements contained herein are unaudited and, in the opinion of management, contain all adjustments necessary for a fair presentation of financial position and results of operations and cash flows for the periods presented. Such adjustments consist only of normal recurring items. The Company's accounting policies and certain other disclosures are set forth in the notes to the annual consolidated financial statements.

3.  ACQUISITION OF UUNET TECHNOLOGIES, INC.:

         Effective August 12, 1996, the Company purchased the common stock, and options to purchase the common stock, of UUNET Technologies, Inc. ("UUNET"). UUNET is a provider of a comprehensive range of Internet access services, applications, and consulting services to businesses, professionals and on-line service providers. The total cost of the acquisition was approximately $2,114,090, excluding transaction costs and liabilities assumed. The Company issued approximately 58.2 million shares of common stock and approved options to purchase approximately 6.2 million shares of the Company's common stock in the acquisition.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       THREE MONTHS ENDED MARCH 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

3.  ACQUISITION OF UUNET TECHNOLOGIES, INC.:--(CONTINUED)

         The acquisition has been accounted for as a purchase and accordingly, the acquired assets and liabilities have been recorded at their estimated fair values at the date of the acquisition, and the results of operations have been included in the accompanying financial statements since the date of acquisition. The total purchase price in excess of the fair market of the net assets acquired, including identifiable intangibles, was recorded as goodwill. The goodwill is being amortized on a straight-line basis over a 5 year life.

         The following unaudited pro forma information shows the results of the Company as though the acquisition occurred as of the beginning of the period indicated. These results include certain adjustments consistent with the Company's accounting policies related to amortization of intangible assets. These results are not necessarily indicative of the results that actually would have been obtained if the acquisition had been in effect at the beginning of each period or which may be attained in the future.

                                                            Three months ended
                                                              March 31, 1996
                                                          --------------------
           Revenue                                               $228,047
           Net loss                                              (128,970)

4.  DUE FROM PARENT COMPANY:

         On March 4, 1997, the Company entered into a Subordinate Demand Promissory Note with WorldCom. The principal sum of the note is not to exceed $500,000. Interest on the borrowing bears interest at a rate of .5% per annum plus the thirty-day LIBOR rate. The principal and accrued interest on the note is payable on demand, subject to the terms of a WorldCom Subordination Agreement. At March 31, 1997, the Subordinated Demand Promissory Note principal and interest due to the Company was $302,946. At March 31, 1997, prepaid expenses and other current assets includes $14,174 of intercompany accounts receivable from WorldCom.

5.  INCOME TAXES:

         The income tax benefit of $14,712 for 1997 resulted from the recognition of tax benefits for the amount of net operating loss carryforwards available for tax reporting purposes.

6. NOTES PAYABLE AND LONG-TERM DEBT:

         Due to certain conditions related to the change in control of the Company that occurred as of the Merger, the Company was required to offer to repurchase all or any part of the 1994 and 1996 Senior Discount Notes as stipulated in the related indentures. The offer to repurchase the notes expired February 27, 1997, with $666 of the 1994 Senior Discount Notes and $9,670 of the 1996 Senior Discount Notes being repurchased. The 1994 and 1996 Senior Discount Notes are senior unsecured obligations of the Company and are subordinated to all current and future indebtedness of the Company's subsidiaries, including trade accounts payable. The notes contain certain covenants which, among other things, restrict the Company's ability to incur additional debt, create liens, enter into sale and leaseback transactions, pay dividends, make certain restricted payments, enter into transactions with affiliates, and sell assets or merge with another company.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       THREE MONTHS ENDED MARCH 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

7.  EMPLOYEE BENEFIT PLANS:

         Certain of the Company's employees have received benefits under plans that have been assumed by WorldCom. A description of those plans follow.

(a)  401(k) Plan:

         The Company administers a 401(k) Plan whereby eligible employees may voluntarily contribute a percentage of compensation. The Company has not contributed to the plan. Full-time employees who have attained 21 years of age are eligible to participate.

(b)  Stock Option Plans:

         Certain employees of the Company have received stock options under plans that have been assumed by WorldCom. Upon effectiveness of the Merger, the then outstanding and unexercised options exercisable for shares of the Company's common stock were converted into options exercisable for shares of WorldCom common stock having substantially the same terms and conditions as the Company's options, except that the exercise price and the number of shares issuable upon exercise were divided and multiplied, respectively, by 2.1.

(c)  Shareworks:

         Effective October 1995, the Company implemented a new employee benefit plan which is comprised of a grant plan and a match plan jointly known as Shareworks. This employee benefit plan was also assumed by WorldCom. The plan was offered to each domestic employee hired after September 1, 1995, and also made available to all current employees that choose to be ineligible for future grants under the Company's Stock Option Plans. The grant plan enables the Company to grant shares of the Company's common stock to eligible employees based upon a percentage of the employee's eligible pay, up to 5%. The original grant will vest after three years with any additional grants vesting immediately once the initial three year period has been met.

         The match plan allows eligible employees to defer between 1% and 10% of eligible pay to purchase common stock of the Company at the stock price on each pay period date. The Company will match the shares purchased by the employee on a one-for-one basis. The stock which is credited to each employee's account to match the employee's purchase during any calendar quarter, vests three years after the end of that quarter.

         The unamortized compensation expense for the Shareworks plan has been recorded as a deferred charge in stockholder's equity in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

8.  COMMITMENTS AND CONTINGENCIES

         The Company is involved in legal and regulatory proceedings generally incidental to its business. In some instances, rulings by regulatory authorities in some states may result in increased operating costs to the Company. While the results of these various legal and regulatory matters contain an element of uncertainty, the Company believes that the probable outcome of any of the legal or regulatory matters, or all of them combined, should not have a material adverse effect on the Company's consolidated results of operations or financial position.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (unaudited)


(DOLLARS IN THOUSANDS,
 EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------
Revenue                                 $  186,316

Costs and expenses:
     Cost of sales                         105,909
     Depreciation and amortization          44,609
     General and administrative
       expenses                            103,156
                                        ----------
                                           253,674
                                        ----------

Loss from operations                       (67,358)

Other income (expense):
     Interest income                         5,644
     Interest expense                      (23,626)
     Other                                    (784)
                                        ----------
         Total other income (expense)      (18,766)
                                        ----------

Loss before income taxes                   (86,124)
Income tax expense                            (100)
                                        ----------
Net loss                                   (86,224)
Dividends on preferred stock                (7,072)
                                        ----------

Net loss applicable to common
  stockholders                          $  (93,296)
                                        ==========

Net loss per share applicable to
  common stockholders                   $    (0.75)
                                        ==========
-------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (unaudited)


                                 SERIES A        SERIES B                  ADDITIONAL                     FOREIGN
                                 PREFERRED      PREFERRED     COMMON        PAID-IN         DEFERRED      CURRENCY
(DOLLARS IN THOUSANDS)             STOCK          STOCK       STOCK         CAPITAL          CHARGE      ADJUSTMENT
---------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996     $         1   $       150   $       651    $ 1,512,394    $    (1,017)   $        45
Stock dividend on Series A
    Preferred Stock                   --            --               1          7,071           --             --
Stock options exercised               --            --               4          7,138           --             --
Amortization of deferred
   charge                             --            --            --             --              583           --
Foreign currency adjustment           --            --            --             --             --             (920)
Change in unrealized
    investment gain (loss)            --            --            --             --             --             --
Retirement of treasury stock          --            --             (29)       (48,053)          --             --
Stock compensation plan
    additions                         --            --            --            4,520           --             --
Two-for-one stock split               --            --             628           (628)          --             --
Net loss                              --            --            --             --             --             --
                               -----------   -----------   -----------    -----------    -----------    -----------
Balance at March 31, 1996      $         1   $       150   $     1,255    $ 1,482,442    $      (434)   $      (875)
                               ===========   ===========   ===========    ===========    ===========    ===========



                                UNREALIZED
                                INVESTMENT     ACCUMULATED     TREASURY
                                GAIN (LOSS)      DEFICIT        STOCK           TOTAL
----------------------------------------------------------------------------------------------------
Balance at January 1, 1996     $       204    $  (555,221)   $  (126,875)   $   830,332
Stock dividend on Series A
   Preferred Stock                    --           (7,072)          --             --
Stock options exercised               --             --             --            7,142
Amortization of deferred
   charge                             --             --             --              583
Foreign currency adjustment           --             --             --             (920)
Change in unrealized
   investment gain (loss)             (851)          --             --             (851)
Retirement of treasury stock          --          (78,793)       126,875           --
Stock compensation plan
   additions                          --             --             --            4,520
Two-for-one stock split               --             --             --             --
Net loss                              --          (86,224)          --          (86,224)
                               -----------    -----------    -----------    -----------
Balance at March 31, 1996      $      (647)   $  (727,310)   $      --      $   754,582
                               ===========    ===========    ===========    ===========
----------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (unaudited)

(DOLLARS IN THOUSANDS)
-----------------------------------------------------------------------
Cash flows from operating activities:
         Net loss                                             $  (86,224)
         Adjustments to reconcile net loss to net cash
          used in operating activities:
           Depreciation and amortization                          44,609
           Non cash interest expense                              21,145
           Non cash compensation expense                           3,341
           Changes in assets and liabilities,
             net of effects of acquisitions:
               Accounts receivable and other current assets      (28,174)
               Other liabilities                                  (7,114)
                                                              ----------
             Net cash used in operating activities               (52,417)
                                                              ----------

Cash flows from investing activities:
         Purchases of networks and equipment                    (148,440)
         Proceeds from maturities and sales of
          marketable securities                                  106,000
         Purchases of marketable securities                     (386,602)
         Additions to deferred costs and other                    (4,854)
                                                              ----------
             Net cash used in investing activities              (433,896)
                                                              ----------

Cash flows from financing activities:
         Proceeds from issuance of
          long term debt and notes payable                       619,713
         Payments of debt financing costs                        (18,672)
         Payments on long term debt                              (80,464)
         Proceeds from exercise of stock options                   7,142
                                                              ----------
             Net cash provided by financing activities           527,719
                                                              ----------
Net change in cash and cash equivalents                           41,406
Cash and cash equivalents at beginning of period                  51,182
                                                              ----------
Cash and cash equivalents at end of period                    $   92,588
                                                              ==========

-------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.





Supplemental schedule of non-cash financing and investing activities.

The Company recognized a common stock dividend valued at $7,072 on its preferred stock in the first quarter of 1996.

The Company capitalized non-cash interest expense of $3,609 in the three months ended March 31, 1996 on network construction projects.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       THREE MONTHS ENDED MARCH 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  ORGANIZATION:

         The consolidated financial statements include the accounts of MFS Communications Company, Inc. ("MFS"), and its majority-owned subsidiaries (the "Company"). MFS was incorporated on July 17, 1987 in Delaware and, prior to its initial public offering in May 1993, was a wholly-owned subsidiary of Kiewit Diversified Group Inc. ("KDG"), which is a wholly-owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"). In 1995, pursuant to a planned restructuring, all of PKS' remaining interest in the Company's capital stock was distributed to certain PKS stockholders.

         Effective at 11:58 p.m. on December 31, 1996 ("Inception"), WorldCom, Inc. ("WorldCom") acquired the Company pursuant to the merger (the "Merger") of HIJ Corp., a wholly-owned subsidiary of WorldCom, with and into MFS. Upon consummation of the Merger, the Company became a wholly-owned subsidiary of WorldCom. Pursuant to the merger agreement, each share of the Company's common stock was converted into the right to receive 2.1 shares of common stock of WorldCom, and each share of the Company's Series A and Series B Preferred Stock was converted into the right to receive one share of WorldCom Series A and Series B Preferred Stock, respectively. Subsequent to the Merger, the capital structure of the Company consists of one share of common stock which is owned by WorldCom and constitutes all of the issued and outstanding capital stock.

         The acquisition of the Company has been accounted for by WorldCom using the purchase method. Thus, the results of operations for the three months ended March 31, 1996 reflect the activity of the Company prior to the Merger. The impact of pushdown accounting reflecting the purchase by WorldCom has been set forth in the accompanying financial statements for the three months ended March 31, 1997.

2.  BASIS OF PRESENTATION:

         The Company's consolidated financial statements contained herein are unaudited and, in the opinion of management, contain all adjustments necessary for a fair presentation of financial position and results of operations and cash flows for the periods presented. Such adjustments consist only of normal recurring items. The Company's accounting policies and certain other disclosures are set forth in the notes to the annual consolidated financial statements.

         Where appropriate, items within the consolidated financial statements and notes thereto have been reclassified from previous years to conform to current year presentation.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The full Management's Discussion and Analysis of Financial Condition and Results of Operations is omitted under the reduced disclosure format pursuant to General Instruction H(2)(a) of Form 10-Q. The following analysis represents an abbreviated version of management's analysis of the results of operations for the three months ended March 31, 1997, which were impacted by the effects of the December 31, 1996 acquisition of the Company described below, as compared to the 1996 period.

         MFS Communications Company, Inc. was founded in 1987 and commenced operations in 1988. Effective at 11:58 p.m. on December 31, 1996, WorldCom acquired the Company pursuant to the Merger of HIJ Corp., a wholly-owned subsidiary of WorldCom, with and into MFS. Upon consummation of the Merger, the Company became a wholly-owned subsidiary of WorldCom. MFS provides facilities-based communications services and systems to business and government. The Company is organized as a holding company and operates through its subsidiaries in two business segments, communications services and network systems integration services.

         MFS provides communications services domestically and internationally in the form of: (i) dedicated special access and private line circuits, local switched service and high speed data communications to large business customers; (ii) single source integrated local and long distance switched services, high speed data communications services and facilities management to medium and small businesses; (iii) local access to long distance companies;
(iv) local access, ATM-based backbone service and interconnection via NAPs to Internet service providers and (v) a comprehensive range of Internet-based services. The Company provides communications services by utilizing its international network platform, which consists of MFS-owned transmission and switching facilities and network capacity leased from the other carriers primarily in the United States and Western Europe.

         On August 12, 1996, MFS acquired UUNET through a merger of a subsidiary of MFS with and into UUNET. UUNET is a leading worldwide provider of a comprehensive range of Internet access options, applications, and consulting services to businesses and professionals. UUNET's solution has been designed to address many of the needs of businesses and professionals relating to Internet use. The UUNET solution is based upon UUNET's high performance, domestic and international network infrastructure designed specifically to provide reliable Internet connectivity to businesses with demanding throughput requirements.

         UUNET makes available to customers a variety of products and services, including dedicated and dial-up Internet access, Web server hosting and content development services, client software and security products and training, all of which can be integrated by UUNET through its network integration and consulting services. UUNET enables Internet users to purchase access, applications and services, including integration services, through a single source. UUNET's products and services are supported by a technical staff that is highly experienced in Internet operations and services. UUNET's network operations center monitors traffic across UUNET's network 24 hours per day, seven days per week.

         MFS provides network systems integration services primarily through MFS Network Technologies. Initially created to design and build MFS' networks in a high quality and cost-effective manner, MFS Network Technologies provides network systems integration services for MFS and third parties which desire to deploy sophisticated networks, including intelligent transportation systems, voice and data networks, interactive distance learning networks, security systems and combined cable television-telephone networks.

         Communications Services. The Company's communications services predominately result in monthly recurring revenues. The Company provides these services in an expanding number of major metropolitan areas. The development of the Company's businesses and the installation and expansion of its networks require significant expenditures, a substantial portion of which is incurred before the realization of revenues. These expenditures, together with the associated early operating expenses, result in negative cash flow until an adequate customer base is established. As this customer base grows, incremental revenues are added with minimal additional expense, providing significant contributions to cash flow. The Company also incurs ongoing capital expenditures with respect to both existing and new networks which are directly related to the installation of new revenue producing circuits. These costs vary based on the specific type of circuit installed and the location of the customer.

         The incurrence of significant initial development and roll out expenses in advance of anticipated future revenues will continue to affect the operating results of the communications services segment. Anticipated sales growth in the communications services segment will also continue to drive increasing deployment of electronic equipment required to initiate customer service.

         Network Systems Integration Services. The Company, primarily through MFS Network Technologies, designs, engineers, develops and manages the installation of the Company's new fiber optic networks and network expansions. In 1991, the Company began to offer network systems integration services to third parties. These services have been characterized by significant revenues concentrated in a relatively small number of large projects for third parties. In 1993, the Company also began to offer services related to Intelligent Transportation Systems ("ITS"). The Company recognizes revenue based upon the amount of network systems integration services performed. The amount of the Company's network systems integration services performed can vary on a quarterly basis depending upon individual customer contract requirements.

RESULTS OF OPERATIONS

         The following table presents revenue and loss from operations from each of the Company's reportable business segments for the periods presented:

                                             Three Months Ended
                                                  March 31,
                                          ------------------------
                                              1997         1996
                                          ----------    ----------
Revenue:
   Communications services                $  373,838    $  165,590
   Network systems integration services       52,097        20,726
                                          ----------    ----------
       Total                              $  425,935    $  186,316
                                          ==========    ==========

Loss from operations:
   Communications services                $  (75,683)   $  (65,994)
   Network systems integration services       (5,003)       (1,364)
                                          ----------    ----------
       Total                              $  (80,686)   $  (67,358)
                                          ==========    ==========

THREE MONTHS ENDED MARCH 31, 1997 VS. THREE MONTHS ENDED MARCH 31, 1996

Communications Services

         Communications services revenue increased to $373.8 million in 1997 from $165.6 million in 1996, an increase of $208.2 million or 126%. The increase resulted from the acquisition of UUNET as of August 12, 1996, which recorded $109.8 million of revenue in the first quarter of 1997, and from increased market penetration of all communications services of the Company. Revenue from international operations increased to $70.7 million in 1997 from $23.2 million in 1996, reflecting strong sales in the United Kingdom and a growing revenue base in continental Europe.

         Annualized monthly recurring revenue increased to approximately $1.5 billion at March 31, 1997 from approximately $700 million at March 31, 1996, an increase of 121%. The increase reflects the sales of additional services to current and new customers in existing and new markets and the acquisition of UUNET. Monthly recurring revenue represents monthly service charges billable to communications services customers as of the last day of the period indicated, but excludes non-recurring revenues for certain one-time services, such as installation fees or equipment charges.

         Communications services cost of sales increased to $151.9 million in 1997 from $88.1 million in 1996, an increase of $63.8 million. A significant portion of the increase related to the acquisition of UUNET, and increased market penetration of all communications services of the Company. Communications services cost of sales consists of direct third-party costs of providing communications services, primarily payments to other telecommunications companies for access and transport charges.

         Communications services depreciation and amortization expense increased to $150.4 million in 1997 from $44.0 million in 1996, an increase of $106.4 million. The increase is primarily related to amortization expense on the intangible assets recorded in the acquisition of the Company by WorldCom, and to a lesser extent amortization of intangible assets recorded in the UUNET acquisition and to the expanded fixed asset base of the Company's networks.

         Communications services selling, general and administrative expenses increased to $147.3 million in 1997 from $99.5 million in 1996, an increase of $47.8 million. The increase primarily related to UUNET expenses and from increased costs related to the Company's continued growth.

Network Systems Integration Services

         Third party revenue from services offered by the Company's network systems integration segment increased to $52.1 million in 1997 from $20.7 million in 1996 or 151%. The increase is due to an increase in the number of new projects, including contracts to provide design and construction services for a wireless personal communications system and a fiber-optic network along the trans-Alaska pipeline.

         Network systems integration cost of sales increased to $52.1 million in 1997 from $17.8 million in 1996, an increase of $34.3 million. The increase is primarily due to the increased level of costs related to the projects noted above, including the continuing development and investment in ITS service projects. Network systems integration cost of sales consists of direct costs associated with the network systems integration projects.

         Network systems integration selling, general and administrative expenses increased to $4.4 million in 1997 from $3.7 million in 1996, an increase of $0.7 million. The increase reflects the increased number of new projects.

Other Income (Expense)

         Other income (expense) decreased to $(16.2) million of other expense in 1997 from $(18.8) million of other expense in 1996. The change in other expense resulted primarily from increased interest expense in 1997, offset by increased interest income and increased other income.

Income Taxes

         The income tax benefit of $14.7 million for 1997 resulted from the recognition of tax benefits for the amount of net operating loss carryforwards available for tax reporting purposes.

Backlog

         The network systems integration and facilities management services segment had third party backlog of approximately $245 million at March 31, 1997. Backlog consists of firm contracts less revenue recognized to date by the Company.

FORWARD-LOOKING STATEMENTS

         The matters discussed in this Form 10-Q contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties including risk of changing market conditions, competitive and regulatory risk associated with the telecommunications and Internet industries, the impact of competitive services and pricing, the impact of the Telecommunications Act of 1996, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks and uncertainties are not intended to represent a complete list of the general or specific risks that may affect the Company. It should be recognized that other risks may be significant, presently or in the future.

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                          PART II - OTHER INFORMATION


Item 6.    Exhibits and Reports on Form 8-K

      A.    Exhibits

            See Exhibit Index

      B.    Reports on Form 8-K

            (i) Current Report on Form 8-K dated December 31, 1996 (filed January 15, 1997), reporting under Item 1, Changes in Control of Registrant, Item 2, Acquisition or Disposition of Assets, and Item 7, Financial Statements and Exhibits, incorporating pro forma financial information to Item 7(b) of WorldCom's Current Report on Form 8-K/A, dated August 25, 1996 (filed November 20, 1996)(File no. 0-11258)

            (ii) Current Report on Form 8-K dated January 20, 1997 (filed January 24, 1997), reporting under Item 4, Changes in Registrant's Certifying Accountant and Item 7(e), Exhibits

               MFS COMMUNICATIONS COMPANY, INC. AND SUBSIDIARIES

                                 EXHIBIT INDEX

     Exhibit No.                Description
     -----------                -----------
          3.1          Restated Certificate of Incorporation.(1)

          3.2          Amendment No. 1 to Restated Certificate of Incorporation.(2)

          3.3          Amendment No. 2 to Restated Certficate of Incorporation.(3)

          31           By-laws.(4)

          11 Statement computing consolidated net loss per share applicable to common stockholders.

          27.1         Financial Data Schedule.


---------------

          (1) Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 (File no. 33-59358) as amended, originally filed with the Securities and Exchange Commission on March 11, 1993.

          (2) Incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as filed with the Securities and Exchange Commission on March 31, 1995.

          (3) Incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, dated September 30, 1995.

          (4) Incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, dated September 30, 1995.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-Q to be signed on its behalf by Robert J. Ludvik, thereunto duly authorized to sign on behalf of the registrant and as the chief accounting officer thereof.


                                        MFS COMMUNICATIONS COMPANY, INC.



Dated:  May 15, 1997                    By: /s/ Robert J. Ludvik
                                            ----------------------------------
                                                Robert J. Ludvik
                                                Chief Accounting Officer

                                                                     EXHIBIT 11


                MFS COMMUNICATIONS COMPANY, INC.AND SUBSIDIARIES

               SCHEDULE COMPUTING CONSOLIDATED NET LOSS PER SHARE
                       APPLICABLE TO COMMON STOCKHOLDERS
                    FOR THE THREE MONTHS ENDED MARCH 31,1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


COMMON SHARES OUTSTANDING(1)
-------------------------
Common shares outstanding at beginning of period      130,260,228
     Add issuances                                      1,159,434
     Less retirement of treasury stock                 (5,800,000)
                                                   --------------

Common shares outstanding at end of period            125,619,662
                                                   ==============


NET LOSS PER SHARE APPLICABLE TO COMMON
---------------------------------------
STOCKHOLDERS
------------

Weighted average number of common shares
  outstanding                                         125,017,000

Net loss                                           $      (86,224)
Dividends on preferred stock                               (7,072)
                                                   --------------
Net loss applicable to common
  stockholders                                     $      (93,296)
                                                   ==============

Net loss per share applicable to
  common stockholders                              $        (0.75)
                                                   ==============

-------------------------------------------------------------------------------
(1) All share data has been stated reflecting the common stock split in 1996.